November 1, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Sonia Bednarowski
Dietrich King

Re:	89bio, Inc.
Registration Statement on Form S-1 (File No. 333-234174)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between October 28, 2019 and the date hereof, approximately 1,700 copies of the Preliminary Prospectus, dated October 28, 2019, were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Tuesday, November 5, 2019 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

BOFA SECURITIES, INC.
SVB LEERINK LLC RBC CAPITAL MARKETS, LLC

As representatives of the Underwriters

By:	BOFA SECURITIES, INC.

By:	/s/ Michelle A.H. Allong
Name:	Michelle A.H. Allong
Title:	Authorized Signatory

By:	SVB LEERINK LLC

By:	/s/ Murphy Gallagher
Name:	Murphy Gallagher
Title:	Managing Director

By:	RBC CAPITAL MARKETS, LLC

By:	/s/ Jennifer Caruso
Name:	Jennifer Caruso
Title:	Managing Director

[Signature Page to Acceleration Request Letter]